SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders (i) Wishbone Delaware Brazil I, LLC, enrolled with CNPJ/MF under No. 11.704.417/0001-51, and (ii) Wishbone Restricted Partners, LP, enrolled with CNPJ/MF under No. 11.925.127/0001-38, all with headquarters located at 155 North Wacker Drive, 46th floor, in the city of Chicago, Illinois, United States of America, and managed by Wishbone Management, LP (“Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor became the holder of 6,557,472 common shares issued by Gafisa, on July 25, 2018, being (i) 5,637,000 shares held by Wishbone Delaware Brazil I, LLC; and (ii) 920,472 shares held by Wishbone Restricted Partners, LP, reaching the total relevant participation of 14.65% of the total capital stock of the Company;

2. The Investor declares that its objective for the participation abovementioned is strictly of investment and the participation does not have the purpose of changing the controlling group or the administrative structure of the Company;

3. In addition, the Investor declares that he does not hold any convertible debentures issued by the Company or any other securities convertible in shares or that grant rights to subscribe or acquire shares issued by the Company; and

4. Finally, the Investor declares that has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, July 30, 2018.

GAFISA S.A.

Carlos Eduardo Moraes Calheiros

Chief Financial and Investor Relations Officer

WISHBONE MANAGEMENT, LP
155 NORTH WACKER DRIVE, 46TH FLOOR
CHICAGO, IL 60606
TELEPHONE: (312) 265-5560
FACSIMILE: (312) 265-5561

July 30, 2018

Carlos Eduardo Moraes Calheiros
Gafisa S.A.
Av. Nacoes Unidas
8504 – 19th Floor
Sao Paulo – SP 05425-070
Brazil

Dear Carlos:

Re: Disclosure of ownership of shares in Gafisa S.A.

Please accept this letter as our declaration of crossing an ownership threshold in Gafisa S.A (the company). We confirm that Wishbone Delaware Brazil I, LLC and Wishbone Restricted Partners, LP (the Funds) have owned less than 15% of Gafisa S.A since July 25, 2018. Please find the number of shares held below for the Funds as of July 25, 2018.

Wishbone Delaware Brazil I, LLC (CNPJ# 11.704.417/0001-51)
Shares Held: 5,637,000

Wishbone Restricted Partners, LP (CNPJ# 11.925.127/0001-38)
Shares Held: 920,472

Wishbone Management, LP confirms that this is a minority investment vehicle, that the holding is for investment purposes only and there is no intention to change the Company's control composition or its managerial structure.

In addition, Wishbone Management, LP declares that it does not hold any convertible debentures issued by the Company or any other securities convertible in shares or that grant rights to subscribe or acquire shares issued by the Company.

Finally, Wishbone Management, LP declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities by the Company.

Should you require any further information, please feel free to contact us.

Yours sincerely,

John Harris
Managing Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer